Mail Stop 3561

May 5, 2010

Gregory Rufus
Executive VP and Chief Financial Officer
TransDigm Group Incorporated
1301 East 9th Street, Suite 3710
Cleveland, Ohio 44114

> **Re: TransDigm Group Incorporated**
> **File No. 001-32833**
> **Form 10-K: For the Fiscal Year Ended September 30, 2009**

Dear Mr. Rufus:

We have completed our review of your Form 10-K and have no further comments at this time.

Sincerely,

Lyn Shenk
Branch Chief